PROSPECTUS Dated June 2, 1997                      Pricing Supplement No. 4 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-27919
Dated June 17, 1997                                        Dated June 16, 1997
                                                                Rule 424(b)(3)
                              LIT 800,000,000
                Morgan Stanley, Dean Witter, Discover & Co.
                        MEDIUM-TERM NOTES, SERIES D
                       EQUITY LINKED NOTES DUE 2003

                               ------------

               The Equity Linked Notes due 2003 (the "Notes" ) are Medium-Term Notes, Series D of Morgan Stanley, Dean Witter, Discover & Co. (the "Company" ), as further described herein and in the Prospectus Supplement under "Description of Notes--Fixed Rate Notes" and "--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices." The Notes are being issued in minimum denominations of Italian lire ("LIT ") 5,000,000 and will mature on December 1, 2003 (the "Maturity Date"). The Issue Price of each Note will be LIT 3,657,500 (73.15% of the principal amount) (the "Issue Price"), and there will be no payments of interest prior to the maturity of the Notes. The Issue Price represents a minimum yield to maturity of 4.95% per annum computed on a semi-annual bond-equivalent basis based on the Issue Price calculated from the Original Issue Date to the Maturity Date.

               The Notes will not be redeemable by the Company in whole or in part prior to the Maturity Date other than under the circumstances described under "Description of Notes--Tax Redemption" in the accompanying Prospectus Supplement. The Notes will be issued only in bearer form, which form is further described under "Description of Notes--Forms, Denominations, Exchange and Transfer" in the accompanying Prospectus Supplement. Notes in bearer form will not be exchangeable at any time for Notes in registered form.

               On the Maturity Date, the holder of each Note will receive (i) the par amount of such Note (LIT 5,000,000 ) (the "Par Amount") plus (ii) an amount (the "Supplemental Redemption Amount") based on the percentage increases, if any, for each of seven periods, as further described below (each an "Index Period") in the value of the Deutsche Aktienindex (the "DAX"), calculated as described below, up to a maximum percentage increase for each such Index Period of 20% and to the extent that the sum of such increases, if any, exceeds 60%. "DAX" is a registered trademark of the Frankfurt Stock Exchange (the "FSE").

               The Supplemental Redemption Amount, if any, for each Note will be calculated on the Determination Date and will equal the product of the Issue Price of such Note times the excess over 60% of the sum of the Yearly Index Percentage Increases for each Index Period. Each Index Period will begin at the close of business on December 1 and end at the close of business on December 1 of the next succeeding year; provided that the first Index Period will begin on and include the Settlement Date and the last Index Period will end on but exclude the Determination Date. The Yearly Index Percentage Increase for each Index Period will be calculated on the Yearly Calculation Date and will equal a fraction, the numerator of which will be the Final Average Index Value less the Initial Index Value, and the denominator of which will be the Initial Index Value, in each case as such values are determined for such Index Period, subject to a maximum Yearly Index Percentage Increase for any Index Period of 20% and a minimum of zero. The Initial Index Value for any Index Period will be the value of the DAX on the first day of such Index Period, or if such day is not a Trading Day, the next succeeding Trading Day, and will be reset for each Index Period; provided that the Initial Index Value for the first Index Period will equal 2858.6. The Final Average Index Value for any Index Period will equal the average of the closing prices of the DAX for each Trading Day in the period beginning on and including November 1 and ending on but excluding December 1; provided that the last such period will end on but exclude the Determination Date (each a "Calculation Month"). If the sum of the Yearly Index Percentage Increases does not exceed 60%, the holder of each Note will be repaid the Par Amount, but will not receive any Supplemental Redemption Amount.

               For information as to the calculation of the Supplemental Redemption Amount and certain tax consequences to beneficial owners of the Notes, see "Supplemental Redemption Amount" and "United States Federal Taxation" in this Pricing Supplement.

               The Company will cause the "Supplemental Redemption Amount," the "Yearly Index Percentage Increase," the "Initial Index Value" and the "Final Average Index Value" to be determined by Morgan Stanley & Co. International Limited (the "Calculation Agent") for The Chase Manhattan Bank (formerly known as Chemical Bank), as Trustee under the Senior Debt Indenture.

               Application has been made to the London Stock Exchange Limited (the "London Stock Exchange") for the Notes to be admitted to the Official List.

               An investment in the Notes entails risks not associated with similar investments in a conventional debt security, as described under "Risk Factors" on PS-5 - PS-7 herein.

                        MORGAN STANLEY DEAN WITTER



CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE NOTES OR THE INDIVIDUAL STOCKS UNDERLYING THE DAX. SPECIFICALLY, THE AGENT MAY OVERALLOT IN CONNECTION WITH THE OFFERING, AND MAY BID FOR, AND PURCHASE, THE NOTES OR INDIVIDUAL STOCKS UNDERLYING THE DAX IN THE OPEN MARKET. FOR A DESCRIPTION OF THESE ACTIVITIES SEE "USE OF PROCEEDS AND HEDGING."

Capitalized terms not defined herein have the meanings given to such terms in the accompanying Prospectus Supplement.

Principal Amount..............   LIT 800,000,000

Maturity Date.................   December 1, 2003

Yield to Maturity.............   4.95% per annum, computed on a semi-annual
                                 bond-equivalent basis based on the Issue
                                 Price calculated from the Original Issue Date to the Maturity Date.

Specified Currency............   Italian lire ("LIT")

Issue Price...................   73.15%

Par Amount....................   LIT 5,000,000

Settlement Date (Original
  Issue Date).................   June 30, 1997

Common Code...................   007777051

ISIN..........................   XS0077770518

Senior Note or Subordinated
  Note........................   Senior

Minimum Denominations.........   LIT 5,000,000

Trustee.......................   The Chase Manhattan Bank

Agent.........................   Morgan Stanley & Co. International Limited

Maturity Redemption Amount....   On the Maturity Date, the holder of each Note
                                 will receive (i) the Par Amount plus (ii) the Supplemental Redemption Amount, if any.
                                 References herein to "Notes" refer to each LIT 5,000,000 principal amount of any Note.

Supplemental Redemption Amount   The Supplemental Redemption Amount payable
                                 with respect to each  Note on the Maturity
                                 Date will be calculated on the Determination
                                 Date and will equal the product of the Issue
                                 Price of such Note times the excess over 60% of the sum of the Yearly Index Percentage
                                 Increases.

                                 The Company will cause the Calculation Agent to provide written notice to the holder of each Note and to the Trustee at its New York office, on which notice the Trustee may conclusively rely, of the Supplemental Redemption Amount, on or prior to 11:00 a.m. on the Business Day preceding the Maturity Date. See "Discontinuance of the DAX(*); Alteration of Method of Calculation" below.

------------
(*)  "DAX" is a registered trademark of the Frankfurt Stock Exchange (the
     "FSE").

                                 All percentages resulting from any
                                 calculation with respect to the Notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and
                                 all lire amounts used in or resulting from such calculation will be rounded to the nearest lire with one-half lire being rounded upwards.

Yearly Index Percentage
  Increase....................   The Yearly Index Percentage Increase for
                                 each Index Period will be calculated on the Yearly Calculation Date and will be an amount equal to a fraction the numerator of which will be the Final Average Index Value less the Initial Index Value and the denominator of which will be the Initial Index Value, in each case as such values are determined for such Index Period, subject to a maximum Yearly the Index Percentage Increase for any Index Period of 20% and a minimum of zero.
                                 The Yearly Index Percentage Increase is
                                 described by the following formula:

                             (Final Average Index Value - Initial Index Value)
                             -------------------------------------------------
                                              Initial Index Value

Index Period..................   An Index Period is any of the seven periods
                                 beginning at  the close of business on
                                 December 1 and ending at the close of
                                 business on December 1 of the next succeeding year; provided that the first such period will begin on and include the Settlement Date and the last such period will end on but exclude the Determination Date.

Initial Index Value...........   The Initial Index Value for any Index Period
                                 will be the value of the DAX, as calculated by the FSE, or any Successor Index on the first day of such Index Period (the "Initial
                                 Index Day"), or if such day is not a Trading
                                 Day, the next succeeding Trading Day, and will be reset for each Index Period; provided that the Initial Index Value for the first
                                 Index Period will equal 2858.6.

                                 If a Market Disruption Event occurs on any Initial Index Day, the Initial Index Value will be determined on the immediately succeeding Trading Day during which no Market Disruption Event shall have occurred;
                                 provided that if a Market Disruption Event has occurred on each of the five Trading Days immediately succeeding an Initial Index Day, then (i) the Initial Index Value will be determined on such fifth Trading Day, notwithstanding the occurrence of a Market Disruption Event on such day, and (ii) with respect to any such fifth Trading Day on which a Market Disruption Event occurs, the Calculation Agent will determine the value of the DAX on such fifth Trading Day in accordance with the formula for and method of calculating the DAX last in effect prior to the commencement of the Market Disruption Event, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such fifth Trading Day of each security most recently comprising the DAX.

                                 References herein to the DAX will be deemed to include any Successor Index, unless the context requires otherwise.

Final Average Index Value.....   The Final Average Index Value for any Index
                                 Period will be the average closing price of the DAX for each Trading Day within the Calculation Month in such Index Period.

Calculation Month.............   For any Index Period, the period beginning on
                                 and including November 1 and ending on but excluding December 1; provided that the last such period will end on but exclude the Determination Date.

Trading Day...................   A day on which trading is generally conducted
                                 (i) on the FSE and (ii) on the London Stock
                                 Exchange Limited (the "LSE"), as determined by the Calculation Agent.

Determination Date............   The Determination Date will be the second
                                 Business Day prior to the Maturity Date.

Yearly Calculation Date.......   The Yearly Calculation Date for any Index
                                 Period will be the first Business Day
                                 following the end of such Index Period;
                                 provided that the Yearly Calculation Date for the last Index Period will be the Determination Date.

Market Disruption Event.......   "Market Disruption Event"  means, with
                                 respect to the DAX:

                                    (i) a suspension, absence or material
                                    limitation of trading of 20% or more of
                                    the securities included in the DAX on the primary market for such securities for more than two hours of trading or during the one-half hour period preceding the close of trading in such market; or the suspension, absence or material limitation of trading on the primary market for trading in futures or options contracts related to the DAX during the one-half hour period preceding the close of trading in the applicable market, in each case as determined by the Calculation Agent in its sole discretion; and

                                    (ii) a determination by the Calculation
                                    Agent in its sole discretion that the
                                    event described in clause (i) above
                                    materially interfered with the ability of the Company or any of its affiliates to unwind all or a material portion of the hedge with respect to the Notes.

                                 For purposes of determining whether a Market
                                 Disruption Event has occurred:  (1) a
                                 limitation on the hours or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange or market, (2) a decision to permanently discontinue trading in the relevant futures or options contract will not constitute a Market Disruption Event, (3) limitations on trading during significant market fluctuations by the FSE pursuant to the Borsengesetz (Stock Exchange
                                 Law) will constitute a suspension, absence or material limitation of trading, (4) a suspension of trading in a futures or options contract on the DAX by the primary securities market related to such contract by reason of
                                 (a) a price change exceeding limits set by such exchange or market, (b) an imbalance of orders relating to such contracts or (c) a disparity in bid and ask quotes relating to such contracts will constitute a suspension, absence or material limitation of trading in futures or options contracts related to the DAX and (5) a suspension, absence or material limitation of trading on the primary market on which futures or options contracts related to the DAX are traded will not include any time when such market is itself closed for trading under ordinary circumstances.

Calculation Agent.............   Morgan Stanley & Co. International Limited
                                 and its successors ("MSIL")

                                 All determinations made by the Calculation
                                 Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on the Company and holders of the Notes.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "Discontinuance of the DAX; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

Risk Factors..................   An investment in the Notes entails
                                 significant risks not associated with similar investments in a conventional security, including the following:

                                 There can be no assurance as to whether there will be a secondary market in the Notes or if there were to be such a secondary market, whether such market would be liquid or illiquid. It is expected that the secondary market for the Notes will be affected by the creditworthiness of the Company and by a number of factors, including, but not limited to, the volatility of the DAX, dividend rates on the stocks underlying the DAX, the time remaining to the Determination Date and to the maturity of the Notes and market interest rates. In addition, the Final Average Index Value for each Index Period depends on a number of interrelated factors, including economic, financial and political events, over which the Company has no control. The value of the Notes prior to maturity is expected to depend primarily on market interest rates and the extent of any appreciation of the DAX over the term of the Notes. The price at which a holder will be able to sell the Notes prior to maturity may be at a discount, which could be substantial, from the accreted value thereof, if, at such time, it appears that the sum of the Yearly Index Percentage Increases will not or may not sufficiently exceed 60%.

                                 The underlying stocks that constitute the DAX have been issued by German companies. Investments in securities indexed to the value of German equity securities involve certain risks associated with the German securities market, including the risks of volatility in such market, government intervention in such market, cross-shareholdings in German companies, legal requirements concerning public information about German companies that are less exhaustive than similar requirements concerning companies that file reports with the United States Securities and Exchange Commission (the "SEC") and accounting and financial standards that differ from those applicable to companies that file reports with the SEC.

                                 The prices of stocks issued by German
                                 companies are subject to political, economic, financial and social factors in Germany, or in Europe generally, that could negatively affect the securities market. Moreover, the German economy may differ favorably or unfavorably from the economy in the United States in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

                                 The stocks underlying the DAX are traded on the FSE. Variations in the DAX may be limited by a suspension, absence or material limitation of trading on the FSE, which may, in turn, adversely affect the amount of any Supplemental Redemption Amount.

                                 The historical DAX values should not be taken as an indication of the future performance of the DAX during the term of the Notes. While the trading prices of the stocks underlying the DAX will determine the value of the DAX, it is impossible to predict whether the value of the DAX will fall or rise. Trading prices of the stocks underlying the DAX will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment or a particular underlying stock.

                                 The policies of the FSE concerning additions, deletions and substitutions of the stocks underlying the DAX and the manner in which the FSE takes account of certain changes affecting such underlying stocks may affect the value of the DAX. The policies of the FSE with respect to the calculation of the DAX could also affect the value of the DAX. The FSE may discontinue or suspend calculation or dissemination of the DAX. Any such actions could affect the value of the Notes. See "The Deutsche Aktienindex" and "Discontinuance of the DAX; Alteration of Method of Calculation" below.

                                 Because the Calculation Agent is an affiliate of the Company, potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining the Supplemental Redemption Amount or whether a Market Disruption Event has occurred. See "Discontinuance of the DAX; Alteration of Method of Calculation" below and "Market Disruption Event" above. MSIL is required to maintain policies and procedures regarding the handling and use of confidential proprietary information, and such policies and procedures will be in effect throughout the term of the Notes to restrict the use of information relating to the calculation of the Supplemental Redemption Amount that the Calculation Agent may be required to make prior to its dissemination. MSIL is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

                                 It is suggested that prospective investors who consider purchasing the Notes should reach an investment decision only after carefully considering the suitability of the Notes in light of their particular circumstances.

                                 Investors should also consider the tax
                                 consequences of investing in the Notes.  See
                                 "United States Federal Taxation" below.

The Deutsche Aktienindex......   All information regarding the DAX set forth
                                 herein, including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information.

                                 Characteristics

                                 The DAX measures the composite price
                                 performance of stocks of 30 actively traded
                                 German companies listed on the FSE. The DAX is calculated by the Deutsche Borse for the FSE and is disseminated daily on Bloomberg Financial Markets and Reuters. Historical daily closing values for the DAX are available from October 1959. Publication of weighted DAX values began in 1988, based on an initial DAX value of 1,000 on December 30, 1987.

                                 Calculation of the DAX

                                 The DAX is calculated by (i) multiplying, for each of the 30 stocks included in the DAX
                                 (the "Underlying Stocks"), the current market price per share on the date of the index calculation by the number of shares listed on the FSE as of the date of the last annual weighting adjustment (determined by dividing the listed capital of the Underlying Stock by the nominal value per share), (ii) multiplying, for each Underlying Stock, the product obtained in (i) above by a stock-specific correction factor (as determined on the date of the index calculation) to adjust for dividend payments, capital increases against capital contributions or from company funds, reductions in capital, changes in par value and other subscription rights, (iii) calculating the sum of the products obtained for each Underlying Stock in (ii) above (the "DAX Aggregate Market Value"), (iv) dividing the DAX Aggregate Market Value by the DAX Base Aggregate Market Value (i.e., the DAX Aggregate Market Value as of December 30, 1987, as calculated by the FSE) and (v) multiplying the result by 1000. In order to maintain continuity, the DAX is adjusted by a concatenation factor that is determined each year on the annual weighting adjustment date. The concatenation factor adjusts for certain changes affecting the stocks underlying the DAX including the deletion and addition of stocks, the substitution of stocks, stock dividends and stock splits. Because the DAX is weighted by capitalization, movements in share prices of companies with relatively larger market capitalization will have a greater effect on the level of the entire DAX than will movements in share prices of companies with relatively smaller market capitalization.

                                 Underlying Stocks and Selection

                                 The Underlying Stocks are selected and
                                 revised annually from a reference group of stocks listed on the FSE. The Underlying Stocks are selected from this reference group based on trading volume over the past 12 months, market capitalization and availability of early opening prices. The five largest companies included in the DAX are Allianz AG, Daimler-Benz AG, Bayer AG, VEBA
                                 AG and Siemens AG, which together represent approximately 35.08% of the index as a whole. A current list of the issuers of the Underlying Stocks, as of June 16, 1997, is set forth below.

                                           Company                     Weight
                                           -------                     ------
                                 Allianz AG                            9.54%
                                 BASF AG                               4.61%
                                 Bayer AG                              6.11%
                                 Bayerische Hypotheken- und            1.60%
                                    Wechsel-Bank AG
                                 Bayerische Motoren Werke AG (BMW)     2.97%
                                 BayerischeVereinsbank AG              1.79%
                                 Commerzbank AG                        2.45%
                                 Daimler-Benz AG                       7.85%
                                 Deutsche Bank AG                      5.56%
                                 Degussa AG                            0.76%
                                 Dresdner Bank AG                      3.15%
                                 Deutsche Telekom AG                   4.22%
                                 Henkel KGaA                           1.65%
                                 Hoechst AG                            4.85%
                                 Karstadt AG                           0.61%
                                 Deutsche Lufthansa AG                 1.10%
                                 Linde AG                              1.14%
                                 MAN AG                                0.90%
                                 Metro AG                              2.01%
                                 Mannesmann AG                         2.90%
                                 Munchener RuckversicherungsAG         4.29%
                                 Preussag AG                           0.85%
                                 RWE AG                                5.16%
                                 SAP AG                                3.37%
                                 Schering AG                           1.34%
                                 Siemens AG                            5.73%
                                 Thyssen AG                            1.33%
                                 VEBA AG                               5.85%
                                 VIAG AG                               2.40%
                                 Volkswagen AG                         3.88%

                                 (Source: Reuters)

                                 Deletion and Addition Rules

                                 The DAX is reviewed annually by the FSE in order to maintain continuity in the level. The Underlying Stocks may be replaced, if necessary, in accordance with deletion/addition rules which provide generally for the deletion of a stock from the DAX if such stock ceases to meet the criteria for inclusion. Stocks deleted will be replaced by stocks included in the reference group that meet such criteria.

                                 No Relationship With the FSE

                                 The use of and reference to the DAX in
                                 connection with the Notes has been consented to by the FSE, the publisher of the DAX. All rights to the DAX are owned by the FSE. The Company, the Calculation Agent and the Trustee disclaim all responsibility for the calculation or other maintenance of or any adjustments to the DAX. In addition, the FSE has no relationship to the Company or the Notes; it does not sponsor, endorse, authorize, sell or promote the Notes, and has no obligation or liability in connection with the administration, marketing or trading of the Notes or with the calculation of the Supplementary Redemption Amount.


Discontinuance of the DAX;
Alteration of Method of
Calculation....................  If the FSE discontinues publication of the
                                 DAX and the FSE or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the discontinued DAX (such index being referred to herein as a "Successor Index"), then the relevant Yearly Index Percentage Increases, Initial Index Values and Final Index Values will be determined by reference to the value of such Successor Index at the close of trading on the FSE, the LSE or the relevant exchange or market for the Successor Index on the Determination Date.

                                 Upon any selection by the Calculation Agent of a Successor Index, the Calculation Agent will cause written notice thereof to be furnished to the Trustee, to the Company and to the holders of the Notes within three Trading Days of such selection.

                                 If the FSE discontinues publication of the DAX prior to, and such discontinuance is continuing on, the Determination Date and the Calculation Agent determines that no
                                 Successor Index is available at such time, then on such Determination Date, the Calculation Agent will determine the Yearly Index Percentage Increases, the Initial Index Values and the Final Index Values that would be used in computing the Supplemental Redemption Amount on such Determination Date. The Yearly Index Percentage Increases, the Initial Index Values and the Final Index Values will be computed by the Calculation Agent in accordance with the formula for and method of calculating the DAX last in effect prior to such discontinuance, using the closing price (or, if trading in the relevant securities has been materially suspended or materially limited, its good faith estimate of the closing price that would have prevailed but for such suspension or limitation) on such Determination Date of each security most recently comprising the DAX. Notwithstanding these alternative arrangements, discontinuance of the publication of the DAX may adversely affect the value of the Notes.

                                 If at any time the method of calculating the DAX or a Successor Index, or the value thereof, is changed in a material respect, or if the DAX or a Successor Index is in any other way modified so that such index does not, in the opinion of the Calculation Agent, fairly represent the value of the DAX or such Successor Index had such changes or modifications not been made, then, from and after such time, the Calculation Agent will, at the close of business in London on the Determination Date, make such calculations and adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a value of a stock index comparable to the DAX or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the Supplemental Redemption Amount with reference to the DAX or such Successor Index, as adjusted. Accordingly, if the method of calculating the DAX or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the Calculation Agent will adjust such index in order to arrive at a value of the DAX or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Alternate Determination Date in
case of an Event of Default or
a Tax Redemption...............  In case an Event of Default with respect to any Notes shall have occurred and be
                                 continuing or if the Notes are redeemed under the circumstances described under
                                 "Description of Notes - Tax Redemption" in the accompanying Prospectus Supplement, the amount declared due and payable upon any acceleration of the Notes or the redemption price of the Notes, as the case may be, will be determined by the Calculation Agent and will be equal to the accreted value of the Note to the date of acceleration or redemption at the Yield to Maturity, plus an amount equal to the value of the Supplemental Redemption Amount determined as of the date of acceleration or redemption by a nationally recognized independent investment banking firm (other than an affiliate of the Company) retained for this purpose by the Company.

Historical Information........   The following table sets forth the high and
                                 low daily closing values, as well as
                                 end-of-quarter values, of the DAX for each quarter in the period from January 1, 1993 through June 16, 1997. All historical data presented in the following table are based on actual data from the Deutsche Borse. The historical values of the DAX should not be taken as an indication of future performance, and no assurance can be given that the DAX will increase sufficiently to cause the holders of the Notes to receive any Supplemental Redemption Amount.

                                    Daily Closing Values in Deutsche Mark
                                    -------------------------------------
                                                                        End of
                                                     High      Low     Quarter
                                                     ----      ---     -------
                               1993:
                                 1st Quarter....   1717.40   1516.50   1684.21
                                 2nd Quarter....   1708.33   1603.04   1697.63
                                 3rd Quarter....   1944.89   1692.17   1915.71
                                 4th Quarter....   2266.68   1912.09   2266.68
                               1994:
                                 1st Quarter....   2267.98   2020.33   2133.11
                                 2nd Quarter....   2271.11   1968.82   2025.34
                                 3rd Quarter....   2212.85   2011.75   2011.75
                                 4th Quarter....   2110.75   1960.59   2106.58
                               1995:
                                 1st Quarter....   2135.04   1910.96   1922.59
                                 2nd Quarter....   2148.68   1922.59   2083.93
                                 3rd Quarter....   2317.01   2083.93   2187.04
                                 4th Quarter....   2289.77   2096.08   2253.88
                               1996:
                                 1st Quarter....   2525.42   2253.88   2485.87
                                 2nd Quarter....   2573.69   2457.49   2561.39
                                 3rd Quarter....   2666.55   2447.80   2651.85
                                 4th Quarter....   2909.91   2655.73   2888.69
                               1997:
                                 1st Quarter....   3460.59   2848.77   3429.05
                                 2nd Quarter (through
                                  June 16, 1997)   3765.11   3460.37   3765.11

                               (Source: DataStream)

Use of Proceeds and Hedging...   The net proceeds to be received by the
                                 Company from the sale of the Notes will be
                                 used for general corporate purposes and, in
                                 part, by the Company or one or more of its
                                 affiliates in connection with hedging the
                                 Company's obligations under the Notes,
                                 including hedging market risks associated
                                 with the Supplemental Redemption Amount.  On
                                 or after the date of this Pricing Supplement,
                                 the Company, through its subsidiaries and
                                 others, may hedge its anticipated exposure in
                                 connection with the Notes by taking positions
                                 in exchange traded and over-the-counter
                                 options on the DAX or individual stocks
                                 included in the DAX, futures contracts on the
                                 DAX and options on such futures contracts or
                                 any other instruments that it may wish to use
                                 in connection with such hedging.   Such
                                 hedging will be carried out in a manner
                                 designed to minimize any impact on the prices of the Underlying Stocks. Although the Company has no reason to believe that its hedging activity will have such an impact, there can be no assurance that the Company will not affect the prices of the Underlying
                                 Stocks as a result of its hedging activities.
                                 The Company, through its subsidiaries and others, is likely to modify its hedge position throughout the life of the Notes by purchasing and selling the securities and instruments listed above. See also "Use of Proceeds" in the accompanying Prospectus.

United States Federal Taxation   The investor should refer to the discussion
                                 under "United States Federal Taxation" in the accompanying Prospectus Supplement.